

August 14, 2012

Via E-mail
Ronald B. Johnson
Chief Executive Officer
J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, TX 75024-3698

> **Re: J.C. Penney Company, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 28, 2012**
> **File No. 1-15274**

Dear Mr. Johnson:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Consolidated Statements of Comprehensive (Loss)/Income, page F-4

1.   We note you use a net display to present the classifications of other comprehensive income on the face of the statements. Please tell us your consideration of using a gross display or disclosing reclassification adjustments in the notes to the financial statements. Refer to ASC 220-10-45-12 and 220-10-45-17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ronald B. Johnson
J.C. Penney Company, Inc.
August 14, 2012
Page 2

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief